Calculation of Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Debt Securities	$16,546,170	$1,922.66

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-202524

(To Prospectus dated March 5, 2015, Prospectus
Supplement dated March 5, 2015 and Product Supplement
EQUITY INDICES LIRN-1 dated April 23, 2015)

1,654,617 Units $10 principal amount per unit CUSIP No. 40434G122	Pricing Date Settlement Date Maturity Date	June 25, 2015 July 2, 2015 June 26, 2020

Leveraged Index Return Notes® Linked to

the STOXX® Europe 600 Banks Index

▪	Maturity of approximately five years

▪	157% leveraged upside exposure to increases in the Index

▪	1-to-1 downside exposure to decreases in the Index beyond a 15% decline, with up to 85% of the principal amount at risk

▪	All payments occur at maturity and are subject to the credit risk of HSBC USA Inc.

▪	No interest payments

▪	No listing on any securities exchange

The notes are being issued by HSBC USA Inc. (“HSBC”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-6 of product supplement EQUITY INDICES LIRN-1.

The estimated initial value of the notes on the pricing date is $9.42 per unit, which is less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See “Summary” on page TS-2 and “Risk Factors” beginning on page TS-6 of this term sheet for additional information.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)	$ 10.00	$ 16,546,170.00
Underwriting discount(1)	$ 0.25	$ 413,654.25
Proceeds, before expenses, to HSBC	$ 9.75	$ 16,132,515.75

(1) See as well “Supplement to the Plan of Distribution.”

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

June 25, 2015

Leveraged Index Return Notes® Linked to the STOXX® Europe 600 Banks Index, due June 26, 2020

Summary

The Leveraged Index Return Notes® Linked to the STOXX® Europe 600 Banks Index, due June 26, 2020 (the “notes”) are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depends on the credit risk of HSBC and its ability to satisfy its obligations as they come due. The notes provide you a leveraged return if the Ending Value (as determined below) of the Market Measure, which is the STOXX® Europe 600 Banks Index (the “Index”), is greater than the Starting Value. If the Ending Value is equal to or less than the Starting Value but greater than or equal to the Threshold Value, you will receive the principal amount of your notes. If the Ending Value is less than the Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.

The estimated initial value of the notes is less than the price you pay to purchase the notes. The estimated initial value was determined by reference to our or our affiliates’ internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging related charge described below, reduced the economic terms of the notes (including the Participation Rate).

Terms of the Notes		Redemption Amount Determination
Issuer:	HSBC USA Inc. (“HSBC”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately five years
Market Measure:	STOXX® Europe 600 Banks Index (Bloomberg symbol: “SX7P”), a price return index.
Starting Value:	221.65
Ending Value:	The average of the closing levels of the Index on each scheduled calculation day occurring during the Maturity Valuation Period. The calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-18 of product supplement EQUITY INDICES LIRN-1.
Threshold Value:	188.40 (85% of the Starting Value, rounded to two decimal places).
Participation Rate:	157%
Maturity Valuation Period:	June 17, 2020, June 18, 2020, June 19, 2020, June 22, 2020 and June 23, 2020
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.25 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-11.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and HSBC, acting jointly.

Leveraged Index Return Notes®	TS-2

Leveraged Index Return Notes® Linked to the STOXX® Europe 600 Banks Index, due June 26, 2020

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-800-294-1322:

▪	Product supplement EQUITY INDICES LIRN-1 dated April 23, 2015: https://www.sec.gov/Archives/edgar/data/83246/000114420415024681/v408135_424b2.htm

▪	Prospectus supplement dated March 5, 2015: https://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▪	Prospectus dated March 5, 2015: https://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

Our Central Index Key, or CIK, on the SEC Website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES LIRN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to HSBC.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪     You anticipate that the Index will increase from the Starting Value to the Ending Value.

▪     You accept that your investment will result in a loss, which could be significant, if the Index decreases from the Starting Value to an Ending Value that is below the Threshold Value.

▪     You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪     You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

▪     You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2.

▪     You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪     You believe that the Index will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪     You seek 100% principal repayment or preservation of capital.

▪     You seek interest payments or other current income on your investment.

▪     You want to receive dividends or other distributions paid on the stocks included in the Index.

▪     You seek an investment for which there will be a liquid secondary market.

▪     You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Leveraged Index Return Notes®	TS-3

Leveraged Index Return Notes® Linked to the STOXX® Europe 600 Banks Index, due June 26, 2020

Hypothetical Payout Profile

Leveraged Index Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 157% and the Threshold Value of 85% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, and term of your investment.

The following table is based on a Starting Value of 100, a Threshold Value of 85 and the Participation Rate of 157%. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$1.500	-85.00%
50.00	-50.00%	$6.500	-35.00%
75.00	-25.00%	$9.000	-10.00%
80.00	-20.00%	$9.500	-5.00%
85.00(2)	-15.00%	$10.000	0.00%
90.00	-10.00%	$10.000	0.00%
94.00	-6.00%	$10.000	0.00%
95.00	-5.00%	$10.000	0.00%
97.00	-3.00%	$10.000	0.00%
100.00(1)	0.00%	$10.000	0.00%
102.00	2.00%	$10.314	3.14%
105.00	5.00%	$10.785	7.85%
110.00	10.00%	$11.570	15.70%
120.00	20.00%	$13.140	31.40%
130.00	30.00%	$14.710	47.10%
140.00	40.00%	$16.280	62.80%
150.00	50.00%	$17.850	78.50%
160.00	60.00%	$19.420	94.20%

(1)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 221.65, which was the closing level of the Index on the pricing date.

(3)	This is the hypothetical Threshold Value.

For recent actual levels of the Index, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Leveraged Index Return Notes®	TS-4

Leveraged Index Return Notes® Linked to the STOXX® Europe 600 Banks Index, due June 26, 2020

Redemption Amount Calculation Examples

Example 1
The Ending Value is 75.00, or 75.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 85.00
Ending Value: 75.00
Redemption Amount per unit

Example 2
The Ending Value is 95.00, or 95.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 85.00
Ending Value: 95.00
Redemption Amount (per unit) = $10.000, the principal amount, since the Ending Value is less than the Starting Value but equal to or greater than the Threshold Value.

Example 3
The Ending Value is 150.00, or 150.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 150.00
= $17.850 Redemption Amount per unit

Leveraged Index Return Notes®	TS-5

Leveraged Index Return Notes® Linked to the STOXX® Europe 600 Banks Index, due June 26, 2020

Risk Factors

We urge you to read the section “Risk Factors” in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the Index. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review “Risk Factors” in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section “— Risks Relating to All Note Issuances.”

▪	Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return may be less than a comparable investment directly in the stocks included in the Index.

▪	The estimated initial value of the notes is less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We determined the estimated initial value by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value reflects our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

▪	Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

▪	The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-11 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

▪	The estimated initial value does not represent a minimum price at which we, MLPF&S or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Market Measure and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

▪	A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

▪	You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by issuers of those securities.

▪	Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets, specifically changes within the Eurozone.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

Leveraged Index Return Notes®	TS-6

Leveraged Index Return Notes® Linked to the STOXX® Europe 600 Banks Index, due June 26, 2020

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-29 of product supplement EQUITY INDICES LIRN-1.

Additional Risk Factors

The common stock of HSBC Holdings plc (the parent company of HSBC) is the largest component of the Index and a limited number of stocks included in the Index may affect its level.

As of May 29, 2015, the common stock of HSBC Holdings plc (the parent company of HSBC) constituted 14.52% of the total weight of the Index, the top three index components constituted 28.40% of the total weight of the Index, and the top six index components constituted 44.86% of the total weight of the Index. Because a limited number of Index components constitute a relatively heavy weight of the Index, any reduction in the market price of those Index components is likely to have a disproportionately adverse impact on the level of the Index and the value of the notes as compared to a reduction of the market price of the other Index components. While we, MLPF&S or our respective affiliates may from time to time own securities of companies included in the Index, except to the extent that the common stock of HSBC Holdings plc is included in the Index, we, MLPF&S and our respective affiliates do not control any company included in the Index and are not responsible for any disclosure made by any other company. None of the companies included in the Index, including HSBC Holdings plc, will have any obligation to take your interests as holders of the notes into consideration for any reason, including taking any corporate actions that might affect the prices of the Index components.

Additionally, because HSBC Holdings plc is included in the Index, a decrease in the creditworthiness of HSBC Holdings plc may contemporaneously reduce both the creditworthiness of the Issuer and the level of the Index, thereby increasing the adverse impact on the value of the notes.

The stocks included in the Index are concentrated in one sector.

All of the stocks included in the Index are issued by companies in the European financial sector. As a result, the stocks that will determine the performance of the notes are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the stocks underlying the Index, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the European financial sector. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

Adverse conditions in the financial sector may reduce your return on the notes.

All of the companies included in the Index are issued by companies whose primary lines of business are directly associated with the financial services sector. The profitability of these companies is largely dependent on the availability and cost of capital funds, and can fluctuate significantly, particularly when market interest rates change. Credit losses resulting from financial difficulties of these companies’ customers can negatively impact the sector. In addition, adverse economic, business, or political developments affecting the European and international markets, could have a major effect on the level of the Index. As a result of these factors, the value of the notes may be subject to greater volatility and be more adversely affected by economic, political, or regulatory events relating to the financial services sector.

Economic conditions have adversely impacted the stock prices of many companies in the financial services sector, and may do so during the term of the notes.

In recent years, economic conditions in Europe have resulted, and may continue to result, in significant losses among many companies that operate in the financial services sector. These conditions have also resulted, and may continue to result, in a high degree of volatility in the stock prices of European financial institutions, and substantial fluctuations in the profitability of these companies. Many European financial services companies have experienced substantial decreases in the value of their assets, or taken action to raise capital (including the issuance of debt or equity securities). Further, companies in this sector have been subject to unprecedented government actions and regulation, which may limit the scope of their operations and, in turn, result in a decrease in value of these companies. Any of these factors may have an adverse impact on the level of the Index. As a result, the level of the Index may be adversely affected by economic, political, or regulatory events affecting the European financial services sector or one of the sub-sectors of that sector. This in turn could adversely impact the market value of the notes and decrease the Redemption Amount.

Other Terms of the Notes

The provisions of this section supersede and replace the definition of “Market Measure Business Day” set forth in product supplement EQUITY INDICES LIRN-1.

Market Measure Business Day

A “Market Measure Business Day” means a day on which:

(A) the Eurex (or any successor) is open for trading; and

(B) the Index or any successor thereto is calculated and published.

Leveraged Index Return Notes®	TS-7

Leveraged Index Return Notes® Linked to the STOXX® Europe 600 Banks Index, due June 26, 2020

The Index

We have derived all information contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, STOXX Limited (“STOXX”). STOXX is under no obligation to continue to publish, and may discontinue or suspend the publication of the Index at any time. The consequences of STOXX discontinuing publication of the Index are discussed in the section entitled “Description of LIRNs—Discontinuance of an Index” beginning on page PS-19 of product supplement EQUITY INDICES LIRN-1. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

STOXX Publishes the Index

The Index was created by STOXX, which is owned by Deutsche Börse AG and SIX Group AG. Publication of the Index began in June 1998, based on an initial index value of 100 at December 31, 1991. The Index is reported daily on the Bloomberg Professional® service under the symbol “SX7P” and on the STOXX website. Information contained in the STOXX website is not incorporated by reference in, and should not be considered a part of, this term sheet.

Index Composition and Maintenance

The Index is one of 19 STOXX® Europe 600 Supersector indices that compose the STOXX® Europe 600 Index. The STOXX® Europe 600 Index contains the 600 largest stocks by free float market capitalization traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobile and parts, banks, basic resources, chemicals, construction and materials, financial services, food and beverage, health care, industrial goods and services, insurance, media, oil and gas, personal and household goods, real estate, communications, retail, technology, travel and leisure and utilities. Each of the 19 STOXX® Europe 600 Supersector indices contain the companies of the STOXX® Europe 600 Index that fall within the relevant supersector, determined by reference to the Industry Classification Benchmark (“ICB”), an international system for categorizing companies that is maintained by FTSE International Limited. The Index includes companies in the banks supersector, which tracks companies providing a broad range of financial services, including retail banking, loans and money transmissions. As of May 29, 2015, the Index includes 47 stocks.

The Index is weighted by free float market capitalization. As of May 29, 2015, the top 10 companies included in the Index according to their index weights were as follows:

Company	Weight (%)
HSBC Holdings plc	14.52%
Banco Santander S.A.	7.95%
UBS Group AG	5.93%
Lloyds Banking Group	5.71%
Barclays plc	5.40%
BNP Paribas	5.35%
ING Group	5.04%
Banco Bilbao Vizcaya Argentaria, S.A.	4.88%
Intesa Sanpaolo	4.10%
Nordea Bank	3.29%

The composition of each of the STOXX® Europe 600 Supersector indices is reviewed quarterly, based on the closing stock data on the last trading day of the month following the implementation of the last quarterly index review. The component stocks are announced on the fourth Tuesday of the month immediately prior to the review implementation month. Changes to the component stocks are implemented on the third Friday in each of March, June, September and December and are effective the following trading day.

The free float factors for each component stock used to calculate the Index, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.

The STOXX® Europe 600 Index is also reviewed on an ongoing basis, and any changes affecting the STOXX® Europe 600 Index are also applied to the relevant STOXX® Europe 600 Supersector index. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings and bankruptcy) that affect the STOXX® Europe 600 Index composition are immediately reviewed. Any changes are announced, implemented and effective in line with the type of corporate action and the magnitude of the effect.

Leveraged Index Return Notes®	TS-8

Leveraged Index Return Notes® Linked to the STOXX® Europe 600 Banks Index, due June 26, 2020

Index Calculation

The Index is calculated with the “Laspeyres formula”, which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the index value can be expressed as follows:

Index =	free float market capitalization of the Index
divisor of the Index

The “free float market capitalization of the Index” is equal to the sum of the products of the price, number of shares, free float factor, weighting cap factor and exchange rate from local currency into index currency for each component stock as of the time the Index is being calculated.

All components of each STOXX® Europe 600 Supersector index, including the Index, are subject to a 30% cap for the largest company and a 15% cap for the second-largest company. The weighting cap factors are published on the second Friday of each March, June, September and December, one week prior to quarterly review implementation, and calculated using Thursday’s closing prices. In addition, an intra-quarter capping will be triggered if the largest company exceeds 35% or the second-largest exceeds 20%.

The Index is also subject to a divisor (the “adjusted base date market capitalization of the Index”), which is adjusted to maintain the continuity of index values despite changes due to corporate actions.

Leveraged Index Return Notes®	TS-9

Leveraged Index Return Notes® Linked to the STOXX® Europe 600 Banks Index, due June 26, 2020

The following graph shows the monthly historical performance of the Index in the period from January 2008 through May 2015. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Index was 221.65.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

HSBC or one of its affiliates has entered into a nonexclusive license agreement providing for the license to it, in exchange for a fee, of the right to use certain indices owned and published by STOXX in connection with some products, including the notes.

STOXX and its licensors (the "Licensors") have no relationship to the HSBC USA Inc., other than the licensing of the Index and the related trademarks for use in connection with the notes.

STOXX and its Licensors do not:

▪	Sponsor, endorse, sell or promote the notes.
▪	Recommend that any person invest in the notes or any other securities.
▪	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes.
▪	Have any responsibility or liability for the administration, management or marketing of the notes.
▪	Consider the needs of the notes or the owners of the notes in determining, composing or calculating the Index or have any obligation to do so.

STOXX and its Licensors will not have any liability in connection with the notes. Specifically,

▪	STOXX and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about:

o	The results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the Index and the data included in the Index;
o	The accuracy or completeness of the Index and its data;
o	The merchantability and the fitness for a particular purpose or use of the Index and its data;
o	STOXX and its Licensors will have no liability for any errors, omissions or interruptions in the Index or its data;

▪	Under no circumstances will STOXX or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or its Licensors knows that they might occur.

The licensing agreement between HSBC USA Inc. and STOXX is solely for their benefit and not for the benefit of the owners of the notes or any other third parties.

Leveraged Index Return Notes®	TS-10

Leveraged Index Return Notes® Linked to the STOXX® Europe 600 Banks Index, due June 26, 2020

Supplement to the Plan of Distribution

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index, the remaining term of the notes, and the issuer’s creditworthiness. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on their estimate of the value of the notes if MLPF&S or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Index and the $10 per unit principal amount . In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by MLPF&S seeking bids from market participants, which could include one of our affiliates and MLPF&S and its affiliates. These hedging arrangements take into account a number of factors, including the issuer’s creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to LIRNs” beginning on page PS-6 and “Use of Proceeds” on page PS-15 of product supplement EQUITY INDICES LIRN-1.

Leveraged Index Return Notes®	TS-11

Leveraged Index Return Notes® Linked to the STOXX® Europe 600 Banks Index, due June 26, 2020

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

▪	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

▪	You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Index.

▪	Under this characterization and tax treatment of the notes, a U.S. holder (as defined in the prospectus supplement) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

▪	No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-29 of product supplement EQUITY INDICES LIRN-1.

Validity of the Notes

In the opinion of Morrison & Foerster LLP, as counsel to the issuer, when this term sheet has been attached to, and duly notated on, the master note that represents the notes pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the notes offered by this term sheet will be valid, binding and enforceable obligations of the issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel’s reliance on the issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the issuer’s registration statement on Form S-3 dated March 5, 2015.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Leveraged Index Return Notes®” and “LIRNs®” are the registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Leveraged Index Return Notes®	TS-12